FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE

Announcements of “Regulated Information” according to Law 3556/2007

National Bank of Greece SA

Preference shares offering in the USA

Released 30-May-08

THE NATIONAL BANK OF GREECE ANNOUNCES THE OFFERING OF TWENTYFIVE MILLION (25,000,000) NON-CUMULATIVE NON-VOTING PREFERENCE SHARES WITH A NOMINAL VALUE OF €0.30 AND OFFER PRICE US$25 EACH

The National Bank of Greece SA (“NBG”) announces the offering on 30th May, 2008 of 25,000,000 Non-cumulative Non-voting Redeemable Preference Shares (the “Preference Shares”), which will be offered in the form of American Depositary Shares (the “ADSs”) in the United States, at a subscription price of  US$25.00 per Preference Share (equivalent to €16,11). Total proceeds of the offering, which subject to customary closing conditions is expected to close on June 6, 2008, amount to US$625 million or €402,7 million. The annual dividend rate is set to US$2,25 per Preference Share, which is equivalent to a yield of Libor + 391 basis points.

The ADSs will be evidenced by American Depositary Receipts and application will be made for the listing of the ADSs and the Preference Shares on the New York Stock Exchange.

NBG is being advised in connection with the issue by Merrill Lynch & Co.

Merrill Lynch & Co, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as joint book managers.

Credit Suisse Securities (USA) LLC, HSBC Bank (USA) Inc and NBG International Limited are acting as Co-Managers.

No public offer of the Preference Shares will be made in Greece or any other European Economic Area (EEA) State.  Accordingly, this announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer of the Preference Shares in Greece or any other EEA State.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 2nd June, 2008

Chairman - Chief Executive Officer